NÖK THERAPEUTICS, INC.

1452 N. US HWY 1, Suite 123

Ormond Beach, FL 32174

December 23, 2024

Vanessa Robertson

Lynn Dicker

Chris Edwards

Alan Campbell

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	NÖK Therapeutics, Inc.

Amendment No. 5 to the Offering Statement on Form 1-A

Filed December 16, 2024

File No. 024-12511

Dear Mses. Robertson and Dicker and Messrs. Edwards and Campbell,

We are in receipt of your comment letter dated December 20, 2024 in the above referenced matter and hereby respond to same as follows:

Amendment No. 5 to Offering Statement on Form 1-A

Use of Proceeds, page 18

1.	We note your response to prior comment 4. Please describe the use of the proceeds arising from the indebtedness that will be discharged with the proceeds of this offering. Refer to Instruction 6 to Item 6 of Form 1-A.

RESPONSE: We have updated the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Robert Lewis
Robert Lewis, President, Chief Executive Officer and Director